April 17, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Jay Williamson

Re:	Blackstone Real Estate Income Fund

Registration Statement on Form N-2, File Nos. 811-22900 and 333-216456

Blackstone Real Estate Income Fund II

Registration Statement on Form N-2, File Nos. 811-22907 and 333-216457

Ladies and Gentlemen:

On behalf of Blackstone Real Estate Income Fund (“BREIF I”) and Blackstone Real Estate Income Fund II (“BREIF II”, and, together with BREIF I, the “Funds” and each a “Fund”), please find the following responses to the oral comments received on April 12, 2018 from the staff of the Commission (the “Staff”), relating to the above referenced registration statements of the Funds originally filed with the Securities and Exchange Commission (the “Commission”) on March 7, 2018, and each as amended from time to time thereafter, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Registration Statements”). For convenience of reference, the comments of the Staff have been reproduced herein. Page references herein refer to the Registration Statement of BREIF I. Each Fund proposes to make the changes described in the responses below in either an amendment to the Registration Statement or a final prospectus filed pursuant to Rule 497 under the Securities Act. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statements.

Registration Statement

Investment Objectives and Strategies

1.	We note your disclosure that, “In a typical multi-issuer CMBS issuance, one or more mortgage loans of varying size, asset type (including, but not limited to, office, retail, multifamily, hospitality, industrial and single-family rental), and geography are pooled and transferred to a trust. The trust then issues a series of bonds that vary in duration, payment priority, and yield.”

In the December 31, 2017 Form N-CSR you indicate that your overall performance relative to your peer group was due to credit selection and less exposure to retail properties. Please review your investment strategy and risk disclosure to ensure it reflects how the adviser forms its views and constructs its portfolio based on asset type (i.e., retail, multifamily, single-family rental, etc.). Please consider whether you have provided investors with meaningful disclosure of your asset type exposures, risks and trends. For additional guidance, please consider IM Guidance Update No. 2016-02—Fund Disclosure Reflecting Risks Related to Current Market Conditions.

In response to the Staff’s comment, the Funds propose adding the following disclosure on page 31 at the end of the paragraph referenced in the Staff’s comment as well as on page 2:

“In selecting CMBS for investment, the Investment Manager considers the composition of the loans underlying the CMBS, including the asset types, geographies and other specific characteristics of the properties securing such loans, in determining whether the CMBS is attractive at the available price.”

The Funds also propose supplementing their disclosure on page 54 as follows:

“Concentrated CMBS Investments. Default risks with respect to CMBS investments may be further pronounced to the extent that the Master Fund invests heavily with a particular sponsor of CMBS, single-issuer CMBS, CMBS secured by a small or less diverse collateral pool or CMBS secured by a particular asset class. For instance, at any one time, a portfolio of CMBS may be backed by commercial mortgage loans disproportionately secured by properties in only a few states, regions or foreign countries. As a result, such investments may be more susceptible to geographic risks relating to such areas, including adverse economic conditions, declining home values, adverse events affecting industries located in such areas and other factors beyond the control of the Investment Manager relative to investments in multi-issuer CMBS or a pool of mortgage loans having more diverse property locations. Additionally, at any one time, the Master Fund’s portfolio of CMBS may be backed by commercial mortgage loans disproportionately secured by properties of a specific asset class, such as hospitality, multi-family, retail, industrial, office or other properties. CMBS backed by these asset classes may underperform during any period of time, including for long periods. If the Master Fund’s portfolio is concentrated in any investments secured by such underperforming asset class, the Master Fund’s portfolio would be expected to underperform the broader CMBS market. Additional information about our portfolio, from time to time, is available on our website at http://www.blackstone.com/businesses/aam/real-estate/closed-end-funds.”

In addition, the Funds propose adding the following new risk factor on page 78:

“Technological innovations may disrupt the markets and sectors in which we operate and subject us to increased competition or negatively impact the tenants of the properties securing our real estate-related securities investments.

Current trends in the real estate market and the sectors in which we invest generally have been toward disrupting the industry with technological innovation, and multiple young companies have been successful in capitalizing on this trend toward disruption. In this period of rapid technological and commercial innovation, new businesses and approaches may be created that could affect us, tenants of properties securing our real estate-related securities or our investments or alter the market practices that help frame our strategy. For example, the value of real estate-related securities secured by retail properties is affected by the increased prominence of online shopping that competes with brick and mortar retail, the value of real estate-related securities secured by hospitality properties is affected by competition from the non-traditional hospitality sector (such as short-term rental services), and the value of real estate-related securities secured office properties is affected by competition from shared office spaces (including co-working environments). Any of these new approaches could damage our investments and significantly disrupt the market in which we operate, which could materially and adversely affect our business, financial condition and results of investments.”

2.	Please revise the following two sentences for clarity: “Unlike agency RMBS, full repayment of the original principal balance of the CRT securities is not guaranteed by a government sponsored enterprise; rather, “credit risk transfer” is achieved by writing down the outstanding principal balance of the CRT securities if credit losses on the related loans exceed a certain threshold. By reducing the amount that they are obligated to repay to holders of CRT securities, the issuer is able to offset credit losses on the related loans.” In addition, please explain the purpose behind these securities, including their advantages and disadvantages relative to RMBS and the parties involved.

In response to the Staff’s comment, the Funds propose revising the disclosure on page 35 of the prospectus and page 5 of the Statement of Additional Information as follows:

“Unlike agency RMBS, full repayment of the original principal balance of the CRT securities is not secured by residential mortgages or guaranteed by a government sponsored enterprise; rather, “credit risk transfer” is achieved by the government sponsored enterprise issuing unsecured bonds that are entitled to payments based on a pool of residential mortgages. If the reference mortgages in the pool default in an amount in excess of a specified threshold, the principal amount of the CRT securities is written down, reducing the government sponsored enterprise’s payment obligation ~~writing down the outstanding principal balance of the CRT securities if credit losses on the related loans exceed a certain threshold~~. By reducing the amount that the government sponsored enterprise is ~~they are~~ obligated to repay to holders of CRT securities, ~~the issuer~~ it is able to offset potential credit losses on the related mortgage loans. CRT securities are used by Freddie Mac and Fannie Mae to transfer the credit risk of residential mortgage pools to the private market while streamlining the securitization process and maintaining control of the underlying residential mortgage pools. While not secured by residential mortgages, CRT securities have similar economic benefits of agency RMBS in that they are issued by a government sponsored enterprise and provide returns based on the performance of a pool of residential mortgages.”

Risk Factors

3.	We note you have added disclosure that the Master Fund’s portfolio may be heavily concentrated in a limited number of industries. We also note that the Master Fund has an 80% policy tied to real estate debt. Please revise to disclose the industry or industries the Master Fund concentrates in and explain how the Master Fund determines a security belongs to an industry. In this respect, please note our position that RMBS belong to some industry and you should explain to us the industry classification and why you think it is reasonable.

As disclosed in the Statement of Additional Information of each Fund, the Master Fund concentrates its investments in the real estate finance industry, including CMBS, REITs, other real estate-related securities, loans and other instruments that are secured by or otherwise have exposure to, real estate. The Master Fund’s investments in real estate debt for purposes of its 80% test would also be considered investments in the real estate finance industry. The language referenced in the Staff’s comment in “Risk Factors—Concentration Risk” was intended to reference risks of concentration in specific asset classes within real estate finance. To clarify, the Funds propose replacing the existing “Concentration Risk” on page 50 with the following:

“Concentration Risk. The Master Fund’s portfolio is concentrated in investments in the real estate finance industry, including CMBS, REITs, other real estate-related securities, loans and other instruments that are secured by or otherwise have exposure to, real estate. As a consequence, our aggregate return may be substantially affected by the unfavorable performance of real estate-related investments and the Master Fund’s portfolio may become more susceptible to fluctuations in value resulting from adverse economic or business conditions affecting that industry. Additionally, within our investments in CMBS and our other real estate-related investments, a concentration in a single investment or in underlying mortgage loans or other investments secured by properties located in a particular geography or of a particular asset class can cause our aggregate return to be disproportionately affected by unfavorable market conditions related to such investment, geography or asset class. Investors have no assurance as to the degree of diversification in the underlying properties securing the Master Fund’s real estate-related investments. See “—Concentrated CMBS Investments.””

Conflicts of Interest

4.	We note you have added text addressing laws and regulations in certain jurisdictions that may not recognize the segregation of assets or liabilities as between separate entities and may permit recourse against the assets of not just the entity that incurred the liabilities but also the other entities that are under common control. Please tell us what laws, regulations or other factors prompted the Fund to add this language at this time. In responding, please also tell us whether there are any specific actions being asserted that might result in recourse against the Fund.

The Funds propose to revise the relevant language on page 87 as follows:

“In addition, it is possible that certain portfolio entities of the Other Blackstone Vehicles or companies in which the Other Blackstone Vehicles have an interest will compete with the Master Fund for one or more investment opportunities and/or engage in activities that may have adverse consequences on the Master Fund and/or its portfolio entities ~~(including, by way of example only, as a result of laws and regulations of certain jurisdictions (e.g., bankruptcy, environmental, consumer protection and/or labor laws) that may not recognize the segregation of assets and liabilities as between separate entities and may permit recourse against the assets of not just the entity that has incurred the liabilities, but also the other entities that are under common control with, or part of the same economic group as, such entity, which may result in the assets of the Master Fund and/or its portfolio entities being used to satisfy the obligations or liabilities of one or more Other Blackstone Vehicles, their portfolio entities and/or affiliates)~~. In addition, subject to the requirements of the 1940 Act, there will be circumstances where investments that are consistent with the Master Fund’s investment objectives will be required or permitted to be made by (to the potential exclusion of the Master Fund) or shared with one or more Other Blackstone Vehicles, including but not limited to funds and vehicles described above and/or that have investment objectives similar to and/or overlapping with the Master Fund’s. It is also possible that certain of the mortgage loans that comprise an MBS that is owned by the Master Fund will be issued by, or be collateralized by properties owned by, portfolio entities of the Other Blackstone Vehicles or companies in which the Other Blackstone Vehicles have an interest, including BREP and BPP.”

Should you have any questions or comments, please feel free to call Rajib Chanda of Simpson Thacher & Bartlett LLP at (202) 636-5543.

Very truly yours,
/s/ SIMPSON THACHER & BARTLETT LLP

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